LIONTREE ADVISORS LLC
SEC ID No. 8-69097

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIONTREE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 MADISON AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ EHREN STENZLER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIONTREE ADVISORS LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

No Exceptions

_____

WENDY K. MODLIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MO6022452
Qualified in New York County
My Commission Expires 03-29-2023

_____
Signature

_____
Managing Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIONTREE ADVISORS LLC

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partners and Member of LionTree Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LionTree Advisors LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2013

LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	50,112,981
Securities owned, at fair value		494,948
Accounts receivable		7,495,345
Other assets		152,239
TOTAL ASSETS	$	58,255,513

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	112,700
Deferred revenues		566,667
Due to ultimate parent		29,636,564
Due to affiliate		450,689
TOTAL LIABILITIES		30,766,620
MEMBER'S EQUITY		27,488,893
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,255,513

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

LionTree Advisors LLC (the "Company") provides investment banking services including financial advisory services, underwriting participant, private placement agent and similar services. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by LionTree Advisory Holdings LLC (the "Parent", "Member"), which is wholly owned by LionTree LLC (the "Ultimate Parent").

LionTree Advisors UK LLP (the "UK affiliate") provides financial advisory services to the European market. The UK affiliate is authorized by the Financial Conduct Authority of the Bank of England (the "FCA") to provide regulated services to the EU market.

The Ultimate Parent and its subsidiaries, including the Company and the UK affiliate is referred to as "LionTree".

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments—Credit Losses. This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL replaced the loss model previously applicable to certain financial assets measured at amortized cost. Under the update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer.

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on a prospective basis.

The adoption of this accounting guidance did not have a material impact on the Company's financial statements.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are comprised of receivables for advisory and underwriting revenue and reported net of an allowance for expected credit losses. These accounts receivables are measured at amortized cost, and the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company evaluates collectability of its accounts receivable and determines if an allowance for credit losses is necessary based on historical payment information, known customer financial concerns, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company determined there is no allowance for expected credit losses for the year ended December 31, 2020. The accounts receivable balance was $5,682,271 at December 31, 2019 and $7,495,345 at December 31, 2020.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts and cash equivalents with initial maturities equal to less than three months to be cash equivalents.

Fair Value Hierarchy

U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or aid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (continued)

The recorded amounts of cash equivalents approximate their fair value due to the short-term nature of these financial assets and liabilities and are categorized in Level 1. The recorded amounts of accounts receivable, other assets, accounts payable, payable to Ultimate Parent and affiliate, and deferred revenue approximate their carrying value but can still approximate fair value and are categorized in Level 2.

Exchange-traded equity securities are measured at fair value based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

NOTE 3   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. As of December 31, 2020, the Company owes the Ultimate Parent $29,636,564 related to this Agreement and for expenses reimbursed by clients but incurred by the Ultimate Parent on behalf of the Company, as discussed in Note 2. As of December 31, 2020, the Company owes the UK affiliate $450,689.

NOTE 4   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2020, the Company's net capital was approximately $17,509,000, which was approximately $17,259,000 in excess of its minimum requirement of $250,000.

The Company does not hold cash or securities of customers. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

NOTE 5   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 6   INCOME TAXES

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the Member's tax liability.

Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 7   COMMITMENTS AND CONTINGENCIES

In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital raising transactions. As of December 31, 2020, the Company had a commitment of $5,000,000, which expired in January 2021.

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

NOTE 8   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements except for an $8,000,000 cash distribution to the Ultimate Parent in January 2021.